FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Application for the delisting of Alcatel-Lucent shares

from Frankfurt Stock Exchange

Paris, January 28, 2009 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced it has submitted an application for the delisting of its ordinary shares from the Frankfurt Stock Exchange (FSE).

On December 11, 2008, the Board of Directors of Alcatel-Lucent decided to delist Alcatel-Lucent’s ordinary shares from the FSE.

This decision takes into account the small trading volumes, in recent years, of Alcatel-Lucent shares on the FSE compared to the total trading volumes of Alcatel-Lucent shares globally. The Board of Directors concluded that the costs of maintaining Alcatel-Lucent’s listing and registration in Germany are disproportionate to the benefits obtained by Alcatel-Lucent and its shareholders as a whole. The impact of the delisting from the FSE on local investors should be limited in light of investors’ access to other major stock exchanges such as Euronext Paris, the New York Stock Exchange (NYSE) and the London Stock Exchange, where Alcatel-Lucent is listed.

Subject to the FSE’s approval, the delisting should be completed by May 2009.

The delisting will not have any impact on business activities of Alcatel-Lucent in Germany.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted partner of service providers, enterprises and governments worldwide, providing solutions that deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 17.8 billion in 2007 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Rémi Thomas	Tel: + 33 (0)1 40 76 50 61	remi.thomas@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Tony Lucido	Tel: + 33 (0)1 40 76 49 80	alucido@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: January 28 , 2009	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer